Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

****

The following article was published in the July 2010 issue of Hemispheres, United’s inflight magazine.

HEMISPHERSMAGAZINE.COM | JULY 2010 voices 11 Graham Atkinson flips through decades of Mileage Plus cards that represent the rich history and promising future of an industry leading loyalty program. Recognition and Rewards GRAHAM ATKINSON, THE PRESIDENT OF MILEAGE PLUS, HAS GIVEN UNITED’S AWARD-WINNING LOYALTY PROGRAM AN UPGRADE... IN MORE WAYS THAN ONE. // BY AARON GELL IN MID-MAY, Graham Atkinson, president of Mileage Plus, was looking for a special way to celebrate his wife’s birthday. He settled on a long weekend at the St. Regis hotel in Rome. It was a welcome getaway, but also a working vacation: Atkinson booked the room on united.com using United Mileage Plus miles racked up on his new Mileage Plus Visa card—putting to the test several of the new products the division has begun offering in the last year. It’s been a busy time for Atkinson and his team at United’s headquarters on Chicago’s Wacker Drive as they’ve sought to ensure that the airline’s signature loyalty program—named best frequent flier traveler program by Global Traveler magazine for six years straight—remains the industry leader. United Mileage Plus has been around for three decades, but as loyalty programs have been embraced by other industries, from coffee shops to filling stations, Atkinson says, “We’ve responded by taking a hard look at the knowledge we’ve gained over the years, offering more options for redeeming awards, broadening the range of products people can use their miles for and pushing forward on experiential benefits and other enhancements.” The goal of Mileage Plus, he explains, is to connect with two distinct types of valued customers. “First you’ve got the very engaged United customer, who flies a great deal and is looking to make the experience as pleasant as possible. He or she is all about recognition: upgrades, priority check-in and boarding, enhanced telephone service and so on. Then there’s the customer who might not fly often but is looking for value. For them it’s about accumulating miles and exchanging them for great rewards.” Membership in Mileage Plus is a tiered system, allowing the airline to show its appreciation to its most committed fliers. Those who reach 25,000 miles—flying either United or other Star Alliance carriers—are Premier Members; Premier Executive level is for 50,000 and up, and those PHOTOGRAPHS BY UNITED AIRLINES CREATIVE SERVICES

JULY 2010 | UNITED.COM 12 ( voices ) “You go to united.com, and it’s like an online travel agency, except you currency is in miles,” notes Mileage Plus president Graham Atkinson. who fly 100,000 miles are the vaunted 1Ks. The top tier, known as Global Services, is based not simply on miles flown but the customers’ value to United’s bottom line, for example corporate travel influencers and other high-value travelers (like the George Clooney character in Up in the Air). All of these so-called “elite travelers” are eligible for United’s new unlimited domestic upgrades. “If on a domestic departure there are seats available in the first class cabin, and you are an elite, we will give you that seat at no cost,” Atkinson explains. “It’s automatic. That’s a huge deal for these customers. Same thing with Economy Plus seating, which offers up to five extra inches of legroom. The surprise and delight in getting these upgrades persuades them to fly us more.” Getting lucky isn’t the only way to upgrade, Atkinson adds, noting that “United has the best suite of upgrade option products in the marketplace,” including the ability to purchase preferred seating with miles or cash. Another radical change: last year, Mileage Plus took the bold step of doing away with “close-in fees,” a common industry practice which requires anyone redeeming miles within 21 days of their flight to pay a premium. “We were the first airline to eliminate that fee,” Atkinson says. “We wanted to send a strong message to our most committed and loyal customers that they’re important to us. We get it.” The ability to redeem miles for hotels—such as the St. Regis—and car rentals is another enhancement. “And we’ve made it so much easier to execute,” Atkinson says. “You just go to united.com and it’s like an online travel agency, except your currency is miles.” And if a customer doesn’t have enough miles to purchase that flight or hotel room? Members can now opt for one-way awards, magazine subscriptions and other rewards. And the Miles & Money program allows travelers to supplement their miles with cash. “That’s an industry leading product,” Atkinson says. What’s more, fliers can also use miles for flights on Star Alliance partners such as Continental and US Airways, booking directly from united.com. “It’s all about making it easier to use those miles.” It’s easier than ever to earn those miles, too, by choosing from a unique family of Mileage Plus credit cards offering different combinations of benefits—such as access to Red Carpet Clubs, Economy Plus seating or the ability to earn double or triple miles on United purchases—each geared toward a different customer segment. “You can earn miles as well as burn them,” Atkinson says, using a bit of industry jargon. “And Elite travelers can rack up miles very quickly.” Atkinson’s next task will involve the proposed merger of United with its Star Alliance partner Continental Airlines. “It’s a big deal,” he says. “our intention is to combine the best of both programs into the industry-leading loyalty program, giving people a much broader network through which to earn miles and an even more attractive set of destinations for which to redeem them.” And once the deal is approved, existing miles from both programs will be merged. “Nobody is going to lose their miles,” he promises. At the root of these transformations, Atkinson says, is a core understanding of just how important a loyalty program can be to frequent fliers. Many of these executives spend so much of their time on the road—or in the air—that a personal bond is forged between traveler and airline: Friendships develop between United employees and regular customers, and Red Carpet Clubs become something of a home away from home. “People get to know the employees at their home airports quite well,” Atkinson says. “They really become part of the United family. The level of engagement and connection that many of our best customers have with us is something most businesses can only dream about. It’s a very precious and very valuable relationship to us.” For more information, please go to Unitedcontinentalmerger.com.